UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 July 2022

Release Number	24/22

BHP OPERATIONAL REVIEW

FOR THE YEAR ENDED 30 JUNE 2022

Note: All guidance is subject to further potential impacts from COVID-19 during the 2023 financial year.

•

We continue to deliver safe and reliable production. We remained fatality free during the year and have delivered record sales volumes from Western Australia Iron Ore (WAIO), allowing us to fully capitalise on the opportunity presented by high iron ore prices.

•

Full year production guidance for iron ore and energy coal were achieved, as were revised guidance for copper and metallurgical coal. Full year nickel production was lower than revised guidance due to a smelter outage in the June 2022 quarter.

•

Full year unit cost guidance1 is expected to be achieved for WAIO and Escondida. New South Wales Energy Coal (NSWEC) unit costs are expected to be towards the bottom end of revised guidance, which was updated to reflect a targeted increase in the proportion of higher quality energy coal to capture more value from record high prices. BMA unit costs are expected to be marginally above revised guidance for Queensland Coal primarily due to the impact of the divestment of BMC.

•

The Jansen shaft project was completed in the June 2022 quarter. Jansen Stage 1 is tracking to plan, with activities progressing at the port and at the Jansen site. We are working to bring forward Jansen Stage 1 first production into 2026 and are assessing options to accelerate Jansen Stage 2.

•	The divestment of BHP’s 80% interest in BMC to Stanmore and the merger of BHP’s oil and gas portfolio with Woodside Energy were completed during the June 2022 quarter.

•	BHP announced that it will retain NSWEC in its portfolio and seek relevant approvals to enable mining beyond the current mining consent that expires in 2026, towards a cessation of mining in 2030.

•	The financial results for the second half of the 2022 financial year are expected to reflect certain items as summarised in the table on page 3.

Production	FY22 (vs FY21)	Jun Q22 (vs Mar Q22)	Jun Q22 vs Mar Q22 commentary
Copper (kt)	1,573.5 (4%)	461.8 25%	Higher volumes at Escondida due to increased grade and concentrator throughput, at Spence due to improved leaching performance and at Olympic Dam following major smelter maintenance campaign impacts in the prior period.
Iron ore (Mt)	253.2 0%	64.2 8%	Higher volumes at WAIO reflecting record production from the Mining Area C hub with the continued ramp up of South Flank and improved supply chain performance.
Metallurgical coal (Mt)[2]	29.1 (9%)	8.2 3%	Higher volumes driven by improved truck productivity, partially offset by heavy rainfall in the quarter.
Energy coal (Mt)[3]	13.7 (4%)	3.9 52%	Higher volumes due to less wet weather and reduced COVID-19 related labour impacts.
Nickel (kt)	76.8 (14%)	18.8 1%	Higher volumes due to reduced COVID-19 labour impacts, offset by an unplanned smelter outage.

Group copper equivalent production for the 2022 financial year decreased by 4%4 mainly due to lower copper and coal volumes. Group copper equivalent production for the 2023 financial year is expected to increase by approximately 4% from the 2022 financial year.

BHP Operational Review for the year ended 30 June 2022	1

Summary

BHP Chief Executive Officer, Mike Henry:

“BHP produced a strong fourth quarter to cap off a year of significant progress. Our performance for the year has been underpinned by safe, reliable operations and firm demand for our commodities. We completed another year fatality free and we are unwavering in our effort to improve safety, and this includes addressing sexual assault and harassment, racism and bullying.

We delivered record full-year sales volumes at our iron ore business in Western Australia as a result of reliable operational performance and the South Flank project which continued to ramp up. In copper, Escondida in Chile had record material mined and near-record concentrator throughput, while Olympic Dam in South Australia performed strongly in the fourth quarter after planned smelter maintenance.

Queensland metallurgical coal delivered strong underlying performance for the quarter in the face of significant wet weather. BHP is assessing the impacts on BMA economic reserves and mine lives as a result of the increase in coal royalties by the Queensland Government. The near tripling of top end royalties has worsened what was already one of the world’s highest coal royalty regimes, threatening investment and jobs in the state.

Our US$5.7 billion Jansen potash project in Canada is tracking to plan and we are working to bring first production forward to 2026. Also during the year, we merged our petroleum business with Woodside, completed the sales of BMC and Cerrejón, and decided to retain New South Wales Energy Coal until the cessation of mining in 2030 subject to relevant approvals. We also unified our corporate structure, and added to our global options in copper and nickel.

Broader market volatility continues and we expect the lag effect of inflationary pressures to continue through the 2023 financial year, along with labour market tightness and supply chain constraints. Over the year ahead, China is expected to contribute positively to growth as stimulus policies take effect, however, the continuing conflict in the Ukraine, the unfolding energy crisis in Europe and policy tightening globally is expected to result in an overall slowing of global growth. Our strong focus on safety, operational reliability, cost control and social value will help us navigate these challenges and continue to deliver for all of our stakeholders.”

Operational performance

Production and guidance are summarised below.

Note: All guidance is subject to further potential impacts from COVID-19 during the 2023 financial year.

Production[i]	FY22	Jun Q22	FY22 vs FY21	Jun Q22 vs Jun Q21	Jun Q22 vs Mar Q22	FY23 guidance	FY23e vs FY22
Copper (kt)	1,573.5	461.8	(4%)	15%	25%	1,635 – 1,825	4% – 16%
Escondida (kt)	1,004.0	289.3	(6%)	17%	28%	1,080 – 1,180	8% – 18%
Pampa Norte (kt)	281.2	77.2	29%	11%	13%	240 – 290	(15%) – 3%
Olympic Dam (kt)	138.4	55.7	(33%)	10%	43%	195 – 215	41% – 55%
Antamina (kt)	149.9	39.6	4%	10%	10%	120 – 140	(20%) – (7%)
Iron ore (Mt)	253.2	64.2	0%	(2%)	8%	249 – 260	(2%) – 3%
WAIO (Mt)	249.2	63.2	(1%)	(2%)	8%	246 – 256	(1%) – 3%
WAIO (100% basis) (Mt)	282.8	71.7	0%	(2%)	7%	278 – 290	(2%) – 3%
Samarco (Mt)	4.1	1.0	110%	(2%)	1%	3 – 4	(26%) – (2%)
Metallurgical coal - BMA (Mt)	29.1	8.2	(9%)	(12%)	3%	29 – 32	0% – 10%
Metallurgical coal - BMA (100% basis) (Mt)	58.3	16.4	(9%)	(12%)	3%	58 – 64	0% – 10%
Energy coal - NSWEC (Mt)	13.7	3.9	(4%)	(13%)	52%	13 – 15	(5%) – 9%
Nickel (kt)	76.8	18.8	(14%)	(16%)	1%	80 – 90	4% – 17%

i

Excludes BMC and Petroleum production. The divestment of BHP’s 80 per cent interest in BMC to Stanmore Resources Limited and the merger of BHP’s oil and gas portfolio with Woodside Energy Group Limited were completed on 3 May 2022 and 1 June 2022 respectively. Production data for these assets are below in the production and sales report.

BHP Operational Review for the year ended 30 June 2022	2

Summary of disclosures

BHP expects its financial results for the second half of the 2022 financial year to reflect certain items as summarised in the table below. The table does not provide a comprehensive list of all items impacting the period. The financial statements are the subject of ongoing work that will not be finalised until the release of BHP’s financial results on 16 August 2022. Accordingly the information in the table below contains preliminary information that is subject to update and finalisation.

Description	H2 FY22 impact US$Mi		Classificationii
Unit costs for WAIO, Escondida and NSWEC are expected to be in line with full year guidance (at guidance exchange rates), with NSWEC tracking towards the bottom end of revised guidance Note: weaker Australian dollar and Chilean peso than guidance rates in the periodiii	—		Operating costs
Unit costs for BMA are expected to be marginally above full year revised guidance for Queensland Coal, due to the impact of the divestment of BMC, and higher diesel and electricity prices (at guidance exchange rates) Note: weaker Australian dollar than guidance rates in the periodiii	—		h Operating costs

Impairment charge related to an increase in closure and rehabilitation provision at Cerro Colorado due to additional work required to re-profile waste dumps for closure and an increase in scope for the closure activities

	400 – 450		h Operating costs
Exploration expense (minerals exploration programs)	119		Exploration expense
The Group’s adjusted effective tax rate for the full year is expected to be within the guidance range of 30 to 35 per cent	—		Taxation expense
Dividends paid to non-controlling interests	1,250 – 1,300		h Financing cash outflow
Gain on sale of BHP’s 80 per cent interest in BMC (after tax)	825 – 875		h Exceptional item gain
Net proceedsiv received from the sale of BHP’s 80 per cent interest in BMC	~1,250		h Investing cash inflow
Transaction costs related to Unification (after tax)	~430		hExceptional item charge
Financial impact on BHP Brasil of the Samarco dam failure Discontinued operations	Refer footnote	[v]	Exceptional item
Gain on merger of BHP’s oil and gas portfolio (after tax)	8,000 – 8,300		h Exceptional item gain
Net cash payment to Woodside at completion of the merger and cash left in the BHP Petroleum bank accounts to fund ongoing operationsvi	~1,100		h Investing cash outflow

i	Numbers are not tax effected, unless otherwise noted.
ii	There will be a corresponding balance sheet, cash flow and/or income statement impact as relevant, unless otherwise noted.
iii	Average exchange rates for FY22 of AUD/USD 0.73 (guidance rate AUD/USD 0.78) and USD/CLP 811 (guidance rate USD/CLP 727).
iv	Net of cash remaining in BMC on completion of US$63 million.
v	Financial impact is the subject of ongoing work and is not yet finalised. See corporate update section for further information on Samarco.
vi

As part of completion, BHP made a net cash payment of US$0.7 billion to Woodside. The net payment to Woodside is subject to a customary post-completion review which may result in an adjustment to the amount paid. In addition, US$0.4 billion in cash was left in the BHP Petroleum bank accounts.

Major development projects

In June 2022, we completed the US$2.97 billion Jansen mine shafts project.

At the end of the 2022 financial year, BHP had one major project under development, the US$5.7 billion Jansen Stage 1 project, which is tracking to plan.

BHP Operational Review for the year ended 30 June 2022	3

Average realised prices

The average realised prices achieved for our major commodities are summarised below.

					FY22	Jun H22	Jun H22
					vs	vs	vs
Average realised prices[i]	Jun H22	Dec H21	FY22	FY21	FY21	Jun H21	Dec H21
Copper (US$/lb)	4.02	4.31	4.16	3.81	9%	(7%)	(7%)
Iron ore (US$/wmt, FOB)	112.65	113.54	113.10	130.56	(13%)	(29%)	(1%)
Metallurgical coal (US$/t)	423.82	259.71	347.10	106.64	225%	269%	63%
Hard coking coal (US$/t)ii	437.60	278.60	366.82	112.72	225%	269%	57%
Weak coking coal (US$/t)ii	382.56	218.65	296.51	89.62	231%	266%	75%
Thermal coal (US$/t)iii	302.60	137.68	216.78	58.42	271%	327%	120%
Nickel metal (US$/t)	27,399	19,651	23,275	16,250	43%	56%	39%

i

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

ii

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

iii	Includes thermal coal sales from metallurgical coal mines.

The large majority of iron ore shipments were linked to index pricing for the month of shipment, with price differentials predominantly a reflection of market fundamentals and product quality. Iron ore sales for the June 2022 half year were based on an average moisture rate of 6.9 per cent. The large majority of metallurgical coal and energy coal exports were linked to index pricing for the month of scheduled shipment or priced on the spot market at fixed or index-linked prices, with price differentials reflecting product quality. The majority of copper cathodes sales were linked to index price for quotation periods one month after month of shipment, and three to four months after month of shipment for copper concentrates sales with price differentials applied for location and treatment costs.

At 30 June 2022, the Group had 354 kt of outstanding copper sales that were revalued at a weighted average price of US$3.75 per pound. The final price of these sales will be determined in the 2023 financial year. In addition, 323 kt of copper sales from the 2021 financial year were subject to a finalisation adjustment in the current financial year. The provisional pricing and finalisation adjustments will decrease Underlying EBITDA by US$473 million in the 2022 financial year and are included in the average realised copper price in the above table.

Corporate update

Portfolio

In April 2022, we signed a letter of intent with a consortium led by the Global Maritime forum to assess the development of an iron ore Green Corridor between Australia and East Asia. Green Corridors are specific shipping routes where the economics, infrastructure and logistics of zero or near-zero emission shipping are more feasible and where deployment can be supported by targeted policy and industry action. The new consortium will facilitate a robust public-private dialogue to investigate conditions that need to be in place to mobilise demand and to feasibly scale zero or near-zero- greenhouse gas emission shipping on the corridor.

On 3 May 2022, BHP completed the sale of its 80 per cent interest in BMC to Stanmore Resources Limited. Stanmore Resources paid US$1.1 billion cash consideration at completion plus a preliminary completion adjustment of approximately US$200 million for working capital. US$100 million cash remains payable to BHP on 3 November 2022 with potential for an additional amount of up to US$150 million in a price-linked earnout payable to BHP in the 2024 calendar year. The total cash consideration for the transaction could be up to US$1.35 billion plus the final completion adjustment amount. The Group expects to recognise a net gain on sale of between US$825 million and US$875 million post-tax as an exceptional item in the 2022 financial year.

On 1 June 2022, the merger of BHP’s oil and gas portfolio with Woodside was completed. BHP paid a fully franked in specie dividend and distributed Woodside shares to eligible BHP shareholders. The implied value of the in specie dividend was approximately US$19.6 billion or US$3.86 per BHP share. The sale of the Woodside shares of ineligible overseas shareholders and BHP shareholders that elected to participate in the sale facility, was completed and the proceeds have been distributed to participating shareholders. As part of completion, BHP made a net cash payment of approximately US$0.7 billion to Woodside. The net payment to Woodside is subject to a customary post- completion review which may result in an adjustment to the amount paid. The Group expects to recognise a net gain on the merger of between US$8.0 billion and US$8.3 billion post-tax as an exceptional item in the 2022 financial year5.

BHP Operational Review for the year ended 30 June 2022	4

On 16 June 2022, BHP announced that we will retain New South Wales Energy Coal (NSWEC) in our portfolio, seek the relevant approvals to continue mining beyond its current mining consent that expires in 2026 and proceed with a managed process to cease mining at the asset by the end of the 2030 financial year. A trade sale process for NSWEC was conducted however the process did not result in a viable offer. Assessment of the resource economics, geotechnical profile and future investment requirements determined that continued mining in the near term and moving to closure in 2030 provides the optimal financial outcome when compared to alternate options. Continuation of mining to the end of the 2030 financial year will afford eight years to work with our people, state and federal governments and local communities in the Hunter Valley region on a transition approach that supports long-term community sustainability.

Samarco

Samarco’s Judicial Reorganisation process is continuing in the Commercial Courts of Belo Horizonte, State of Minas

Gerais. The Judicial Reorganisation is a process for Samarco to restructure its financial debts in order to establish a sustainable independent financial position that would allow Samarco to, among other things, continue its operations safely and meet its Renova Foundation obligations. BHP Brasil will continue to support Samarco in this process. The

Judicial Reorganisation is not expected to affect Samarco’s obligation or commitment to make full redress for the 2015 Fundão dam failure, and it does not impact Renova Foundation’s ability to undertake remediation and compensation works.

Separately, negotiations are also ongoing with State and Federal Prosecutors and other Brazilian public authorities on the review of the Framework Agreement6, seeking a definitive and substantive settlement of Brazilian claims relating to the dam failure.

On 8 July 2022, the United Kingdom (UK) Court of Appeal decided to allow the group action in the UK against BHP seeking compensation on behalf of individuals, municipalities, private businesses and indigenous peoples in Brazil to continue in the UK. The judgment overturns the earlier decision of the High Court that dismissed the group action. BHP has sought permission to appeal the judgment to the UK Supreme Court. The judgment is not a decision in relation to the merits of the claims made in the group action. It is concerned with the preliminary question of whether the group action can continue against BHP in the United Kingdom.

The impact of this decision and recent legal decisions in Brazil on the Group’s Samarco provision is currently being assessed.

We will provide an update to the ongoing potential financial impacts on BHP Brasil of the Samarco dam failure with the release of the financial results on 16 August 2022. Any financial impacts will continue to be treated as an exceptional item.

BHP Operational Review for the year ended 30 June 2022	5

Copper

Production

			FY22	Jun Q22	Jun Q22
			vs	vs	vs
	FY22	Jun Q22	FY21	Jun Q21	Mar Q22
Copper (kt)	1,573.5	461.8	(4%)	15%	25%
Zinc (t)	123,200	27,576	(15%)	(22%)	(16%)
Uranium (t)	2,375	776	(27%)	26%	(1%)

Copper – Total copper production decreased by four per cent to 1,574 kt. Production for the 2023 financial year is expected to be between 1,635 and 1,825 kt.

Escondida copper production decreased by six per cent to 1,004 kt primarily due to higher than expected concentrator feed grade decline of four per cent, public road blockades affecting access to site for both workers and supplies, and the impact of a reduced operational workforce from COVID-19. Despite these challenges, Escondida achieved record material mined for the 2022 financial year and near record concentrator throughput of 367 ktpd. Production is expected to increase to between 1,080 and 1,180 kt for the 2023 financial year and reflects an expected increase in concentrator feed grade compared to the 2022 financial year. Medium term guidance of 1.2 Mtpa of copper production on average over the next five years remains unchanged, with production expected to be weighted towards the latter years.

Pampa Norte copper production increased by 29 per cent to 281 kt reflecting the ramp up of the Spence Growth Option (SGO), partially offset by the impact of lower cathode production as a result of a 14 per cent decline in Pampa Norte stacking feed grade. Production for the 2023 financial year is expected to be between 240 and 290 kt. This reflects a forecast decline in stacking feed grade at Pampa Norte, the commencement of plant design modifications at SGO and the continued transition towards the planned closure of Cerro Colorado at the end of the 2023 calendar year.

Olympic Dam copper production decreased by 33 per cent to 138 kt as a result of the major smelter maintenance campaign (SCM21), which included COVID-19 impacts on the availability of workforce and was subsequently completed in January 2022. Near record production in the June 2022 quarter followed the successful ramp up of the smelter to full capacity in April 2022. Average copper grade of 2.14 per cent was achieved in the 2022 financial year as the majority of material mined is from the Southern Mine Area. Production for the 2023 financial year is expected to increase to between 195 and 215 kt.

Antamina copper production increased by four per cent to 150 kt, reflecting higher copper head grades. Zinc production decreased by 15 per cent to 123 kt reflecting lower zinc head grades. Copper production of between 120 and 140 kt, and zinc production of between 115 and 135 kt is expected for the 2023 financial year.

BHP Operational Review for the year ended 30 June 2022	6

Iron Ore

Production

			FY22	Jun Q22	Jun Q22
			vs	vs	vs
	FY22	Jun Q22	FY21	Jun Q21	Mar Q22
Iron ore production (kt)	253,247	64,162	0%	(2%)	8%

Iron ore – Total iron ore production was in line with the prior period at 253 Mt. Production for the 2023 financial year is expected to be between 249 and 260 Mt.

WAIO production of 249 Mt (283 Mt on a 100 per cent basis) was in line with the prior period, reflecting continued strong supply chain performance and favourable weather compared to the prior period, offset by the impacts of temporary labour constraints relating to COVID-19, planned track renewal works in the March 2022 quarter and the planned major maintenance on the Jimblebar train load out and car dumper one in the first half. Our preventative maintenance programs continue to underpin the strength of the WAIO supply chain, delivering increased car dumper, reclaimer and ship loader availability year on year and enabling record sales volumes of 284 Mt (100 per cent basis). South Flank ramp up to full production capacity of 80 Mtpa (100 per cent basis) is ahead of schedule with an average rate of 67 Mtpa achieved in the June 2022 quarter contributing to record production from the Mining Area C (MAC) hub and record lump sales.

WAIO production for the 2023 financial year is expected to be between 246 and 256 Mt (278 and 290 Mt on a 100 per cent basis) reflecting the tie-in of the port debottlenecking project (PDP1) and the continued ramp up of South Flank.

Samarco production of 4.1 Mt (BHP share) reflected the ramp up of production to capacity, following the recommencement of iron ore pellet production at one concentrator in December 2020. Production for the 2023 financial year is expected to be between 3 and 4 Mt (BHP share).

Coal

Production

			FY22	Jun Q22	Jun Q22
			vs	vs	vs
	FY22	Jun Q22	FY21	Jun Q21	Mar Q22
Metallurgical coal (kt)[2]	29,142	8,183	(9%)	(12%)	3%
Energy coal (kt)[3]	13,701	3,919	(4%)	(13%)	52%

Metallurgical coal – BMA production decreased by nine per cent to 29 Mt (58 Mt on a 100 per cent basis). Significant wet weather impacts across most BMA operations and labour constraints, including COVID-19 related absenteeism which impacted stripping and mine productivity, more than offset record production at the Broadmeadow mine. Following the automation of Daunia’s truck fleet in November 2021, the automation of Goonyella’s pre-strip truck fleet was completed in March 2022 with the Goonyella coal truck fleet expected to be fully autonomous by the end of the December 2022 quarter. Production for the 2023 financial year is expected to be between 29 and 32 Mt (58 and 64 Mt on a 100 per cent basis). A long wall move at Broadmeadow mine is scheduled for the September 2022 quarter.

The divestment of our interest in BMC was completed on 3 May 2022 and BMC volumes are no longer included in metallurgical coal volumes.

Following the announcement of the change to the Queensland royalty regime from 1 July 2022, we will assess the impact on production, jobs and the communities of Central Queensland. At spot metallurgical coal prices7, the effective pre-tax royalty rate has increased by approximately 7 percentage points to 19 per cent. This further cost pressure will discourage investment, operational growth, job creation and local business spending across the state.

The new tax damages Queensland’s reputation as a stable place to invest, and will make it harder for the state to compete against other global jurisdictions in attracting major new investments that would deliver longer term value to communities and the state economy.

BHP Operational Review for the year ended 30 June 2022	7

Energy coal – NSWEC production decreased by four per cent to 14 Mt, reflecting lower volumes due to an increased proportion of washed coal to capitalise on higher margins for higher quality coals, COVID-19 related labour constraints which impacted stripping performance and mine productivity, and wet weather. Higher quality coals now make up almost 90 per cent of sales compared to approximately 60 per cent of sales in the prior year. Production for the 2023 financial year is expected to be between 13 and 15 Mt reflecting a continued focus on higher quality coals.

Other

Nickel production

			FY22	Jun Q22	Jun Q22
			vs	vs	vs
	FY22	Jun Q22	FY21	Jun Q21	Mar Q22
Nickel (kt)	76.8	18.8	(14%)	(16%)	1%

Nickel – Nickel West production decreased by 14 per cent to 77 kt due to the significant impacts of COVID-19 related labour absenteeism and workforce shortages, and unplanned downtime at the oxygen plant leading to a 15 day smelter outage in the June 2022 quarter. Production for the 2023 financial year is expected to be between 80 and 90 kt, weighted to the second half of the year due to planned smelter maintenance in the first half.

Potash – Our major potash project under development is tracking to plan.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Jansen Potash (Canada) 100%	2,972	CY27	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	100% complete. This project will not be reported in the projects section of future Operational Reviews.
Jansen Stage 1 (Canada) 100%	5,723	CY27	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa.	Approved in August 2021, project is 8% complete

Minerals exploration

Total minerals exploration expenditure for 2022 financial year was US$256 million, of which US$199 million was expensed.

Work continues on existing exploration projects, joint ventures and farm-in agreements, as well as leveraging technology to both look deeper in mature exploration jurisdictions and delineate new high potential search spaces globally. Greenfield minerals exploration is being undertaken on advancing copper targets in Chile, Ecuador, Mexico, Peru, Canada, Australia and the south-west United States. Nickel targets are also being advanced in Canada and Australia.

We continued to progress our early stage options in future facing commodities throughout the year. Work continued on the farm-in agreement executed in October 2021 for the early-stage Elliott copper project covering 7,200 km2 in the Northern Territory, Australia, and in April 2022 we agreed to fund a nickel exploration program in Nunavik, Quebec, as part of our strategic alliance with Midland Exploration8.

At Oak Dam in South Australia, BHP is continuing next stage resource definition drilling with six drill rigs.

BHP Operational Review for the year ended 30 June 2022	8

Variance analysis relates to the relative performance of BHP and/or its operations during the 2022 financial year compared with the 2021 financial year, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Copper equivalent production is based on 2022 financial year average realised prices.

The following footnotes apply to this Operational Review:

1

2022 financial year unit cost guidance: Escondida US$1.20-1.40/lb, WAIO US$17.50-18.50/t, Queensland Coal US$85-94/t (which includes BMA of US$88-96/t; divestment of BMC was completed on 3 May 2022), and NSWEC US$76-81/t; based on exchange rates of AUD/USD 0.78 and USD/CLP 727.

2	BHP completed the sale of BMC on 3 May 2022. The transaction has an effective economic date of 3 May 2022 and volumes have been reported separately in the production and sales report.

3

BHP completed the sale of its 33.3 per cent interest in Cerrejón on 11 January 2022. The transaction has an effective economic date of 31 December 2020 and volumes have been reported separately in the production and sales report.

4	Excludes production from Cerrejón (divestment completed 11 January 2022), BMC (divestment completed 3 May 2022) and Petroleum (merger completed 1 June 2022).

5	The net gain on merger will be included as an exceptional item in profit after taxation from discontinued operations in the financial statements.

6

The Framework Agreement was entered into between Samarco, Vale and BHP Brasil and the relevant Brazilian authorities in March 2016 and established the Renova Foundation to develop and implement environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

7	PLV FOB spot price of US$243.50/t as at 13 July 2022. Source: Platts.

8	BHP signed an agreement for a nickel exploration alliance with Midland Exploration in August 2020.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil per day (MMbpd); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand barrels of oil equivalent per day (Mboe/d); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, the respective subsidiaries as defined in note 30 ‘Subsidiaries’ in section 3.1 of BHP’s 30 June 2021 Annual Report and Form 20-F. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina and Samarco. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release, particularly in light of the current economic climate and significant volatility, uncertainty and disruption arising in connection with COVID-19. These forward looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

BHP Operational Review for the year ended 30 June 2022	9

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

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BHP Operational Review for the year ended 30 June 2022	10

Production summary
		Quarter ended					Year to date
	BHP interest	Jun 2021	Sep 2021	Dec 2021	Mar 2022	Jun 2022	Jun 2022	Jun 2021
Copper [1]
Copper
Payable metal in concentrate (kt)
Escondida [2]	57.5%	195.6	194.7	196.2	178.2	233.5	802.6	871.7
Pampa Norte [3]	100.0%	21.1	26.4	24.2	32.4	28.2	111.2	27.4
Antamina	33.8%	36.1	35.8	38.4	36.1	39.6	149.9	144.0

Total		252.8	256.9	258.8	246.7	301.3	1,063.7	1,043.1

Cathode (kt)
Escondida [2]	57.5%	51.1	49.0	48.4	48.2	55.8	201.4	196.5
Pampa Norte [3]	100%	48.3	41.1	44.1	35.8	49.0	170.0	190.8
Olympic Dam	100%	50.8	29.5	14.2	39.0	55.7	138.4	205.3

Total		150.2	119.6	106.7	123.0	160.5	509.8	592.6

Total copper (kt)		403.0	376.5	365.5	369.7	461.8	1,573.5	1,635.7

Lead
Payable metal in concentrate (t)
Antamina	33.8%	381	378	277	282	181	1,118	2,532

Total		381	378	277	282	181	1,118	2,532

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	35,483	33,289	29,603	32,732	27,576	123,200	145,089

Total		35,483	33,289	29,603	32,732	27,576	123,200	145,089

Gold
Payable metal in concentrate (troy oz)
Escondida [2]	57.5%	38,893	41,962	42,937	36,303	45,770	166,972	166,968
Pampa Norte [3]	100%	4,728	6,967	5,776	7,929	8,198	28,870	4,728
Olympic Dam (refined gold)	100%	48,478	26,277	37,805	29,355	26,080	119,517	145,998

Total		92,099	75,206	86,518	73,587	80,048	315,359	317,694

Silver
Payable metal in concentrate (troy koz)
Escondida [2]	57.5%	1,234	1,291	1,462	1,270	1,311	5,334	5,759
Pampa Norte [3]	100%	214	273	215	261	262	1,011	214
Antamina	33.8%	1,409	1,367	1,308	1,191	1,212	5,078	5,965
Olympic Dam (refined silver)	100%	185	191	258	149	145	743	810

Total		3,042	3,122	3,243	2,871	2,930	12,166	12,748

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	614	531	287	781	776	2,375	3,267

Total		614	531	287	781	776	2,375	3,267

Molybdenum
Payable metal in concentrate (t)
Pampa Norte [3]	100%	—	—	—	—	71	71	—
Antamina	33.8%	111	142	217	190	249	798	863

Total		111	142	217	190	320	869	863

BHP Operational Review for the year ended 30 June 2022	11

Production summary
		Quarter ended					Year to date
	BHP interest	Jun 2021	Sep 2021	Dec 2021	Mar 2022	Jun 2022	Jun 2022	Jun 2021
Iron Ore
Iron Ore
Production (kt) [4]
Newman	85%	14,560	16,461	14,577	11,940	14,063	57,041	63,221
Area C Joint Venture	85%	15,920	18,947	22,911	24,888	27,685	94,431	52,386
Yandi Joint Venture	85%	18,405	11,834	12,261	8,418	6,409	38,922	68,596
Jimblebar [5]	85%	15,337	15,009	15,324	13,444	15,005	58,782	67,393
Samarco	50%	1,023	1,048	1,029	994	1,000	4,071	1,938

Total		65,245	63,299	66,102	59,684	64,162	253,247	253,534

Coal
Metallurgical coal
Production (kt) [6]
BHP Mitsubishi Alliance (BMA)	50%	9,253	6,715	6,300	7,944	8,183	29,142	31,884

Total		9,253	6,715	6,300	7,944	8,183	29,142	31,884

Production (kt) [6]
BHP Mitsui Coal (BMC) [7] [8]	80%	2,570	2,135	2,518	2,618	651	7,922	8,741

Total		2,570	2,135	2,518	2,618	651	7,922	8,741

Energy coal
Production (kt)
NSW Energy Coal	100%	4,492	4,238	2,967	2,577	3,919	13,701	14,326

Total		4,492	4,238	2,967	2,577	3,919	13,701	14,326

Production (kt)
Cerrejón [9]	33.3%	1,784	2,060	2,176	—	—	4,236	4,964

Total		1,784	2,060	2,176	—	—	4,236	4,964

Other
Nickel
Saleable production (kt)
Nickel West	100%	22.4	17.8	21.5	18.7	18.8	76.8	89.0

Total		22.4	17.8	21.5	18.7	18.8	76.8	89.0

Cobalt
Saleable production (t)
Nickel West	100%	241	177	220	125	110	632	988

Total		241	177	220	125	110	632	988

Discontinued operations
Petroleum [10] [11]
Production
Crude oil, condensate and NGL (Mboe)		12,205	12,751	12,345	11,367	7,057	43,520	46,042
Natural gas (bcf)		88.6	88.4	80.1	75.9	58.8	303.2	340.6

Total (Mboe)		26,972	27,484	25,695	24,017	16,857	94,053	102,809

1	Metal production is reported on the basis of payable metal.
2	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
3	Includes Cerro Colorado and Spence.
4	Iron ore production is reported on a wet tonnes basis.
5	Shown on a 100% basis. BHP interest in saleable production is 85%.
6	Metallurgical coal production is reported on the basis of saleable product. Production figures may include some thermal coal.
7	Shown on a 100% basis. BHP interest in saleable production is 80%.
8	BHP completed the sale of its 80 per cent interest in BHP Mitsui Coal (BMC) on 3 May 2022. Production reported until 30 April 2022.
9	BHP completed the sale of its 33.3 per cent interest in Cerrejón on 11 January 2022. Production reported until 31 December 2021.
10	The merger of BHP’s oil and gas portfolio with Woodside was completed on 1 June 2022. Production reported until 31 May 2022.
11

LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the year ended 30 June 2022	12

Production and sales report

		Quarter ended					Year to date
		Jun	Sep	Dec	Mar	Jun	Jun	Jun
		2021	2021	2021	2022	2022	2022	2021
Copper
Metals production is payable metal unless otherwise stated.
Escondida, Chile [1]
Material mined	(kt)	104,043	113,874	117,284	107,676	115,409	454,243	380,652
Concentrator throughput	(kt)	31,903	33,528	35,787	30,235	34,318	133,868	135,593
Average copper grade -concentrator	(%)	0.77%	0.73%	0.71%	0.80%	0.88%	0.78%	0.81%
Production ex mill	(kt)	202.8	201.2	203.6	191.5	239.5	835.8	900.6

Production
Payable copper	(kt)	195.6	194.7	196.2	178.2	233.5	802.6	871.7
Copper cathode (EW)	(kt)	51.1	49.0	48.4	48.2	55.8	201.4	196.5
- Oxide leach	(kt)	14.5	14.8	13.1	12.2	17.5	57.6	63.9
- Sulphide leach	(kt)	36.6	34.2	35.3	36.0	38.3	143.8	132.6

Total copper	(kt)	246.7	243.7	244.6	226.4	289.3	1,004.0	1,068.2

Payable gold concentrate	(troy oz)	38,893	41,962	42,937	36,303	45,770	166,972	166,968
Payable silver concentrate	(troy koz)	1,234	1,291	1,462	1,270	1,311	5,334	5,759

Sales
Payable copper	(kt)	194.1	190.5	200.2	177.0	230.4	798.1	872.4
Copper cathode (EW)	(kt)	49.6	46.7	49.7	47.2	58.9	202.5	193.4
Payable gold concentrate	(troy oz)	38,893	41,962	42,937	36,303	45,770	166,972	166,968
Payable silver concentrate	(troy koz)	1,234	1,291	1,462	1,270	1,311	5,334	5,759

1	Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	5,498	5,378	4,782	3,516	3,604	17,280	31,019
Ore stacked	(kt)	3,702	3,566	4,029	3,181	4,259	15,035	14,583
Average copper grade -stacked	(%)	0.58%	0.60%	0.62%	0.53%	0.55%	0.58%	0.60%

Production
Copper cathode (EW)	(kt)	14.7	13.4	15.3	11.6	14.7	55.0	60.2
Sales
Copper cathode (EW)	(kt)	15.4	12.1	16.0	10.5	16.2	54.8	59.8

Spence
Material mined	(kt)	21,262	21,154	24,025	24,040	26,749	95,968	77,202
Ore stacked	(kt)	4,609	5,258	5,071	5,055	5,099	20,483	20,155
Average copper grade -stacked	(%)	0.72%	0.64%	0.66%	0.67%	0.66%	0.66%	0.81%
Concentrator throughput	(kt)	4,929	5,786	6,234	6,512	6,311	24,843	8,607
Average copper grade -concentrator	(%)	0.63%	0.65%	0.60%	0.65%	0.66%	0.64%	0.59%

Production
Payable copper	(kt)	21.1	26.4	24.2	32.4	28.2	111.2	27.4
Copper cathode (EW)	(kt)	33.6	27.7	28.8	24.2	34.3	115.0	130.6

Total copper	(kt)	54.7	54.1	53.0	56.6	62.5	226.2	158.0

Payable gold concentrate	(troy oz)	4,728	6,967	5,776	7,929	8,198	28,870	4,728
Payable silver concentrate	(troy koz)	214	273	215	261	262	1,011	214
Payable molybdenum	(t)	—	—	—	—	71	71	—

Sales
Payable copper	(kt)	20.8	28.4	24.9	28.1	28.1	109.5	22.6
Copper cathode (EW)	(kt)	34.1	27.7	31.2	20.2	35.4	114.5	129.8
Payable gold concentrate	(troy oz)	4,728.0	6,967.0	5,776.0	7,929.0	8,198	28,870	4,728
Payable silver concentrate	(troy koz)	214.0	273.0	215.0	261.0	262	1,011	214
Payable molybdenum	(t)	—	—	—	—	25	25	—

BHP Operational Review for the year ended 30 June 2022	13

Production and sales report

		Quarter ended					Year to date
		Jun	Sep	Dec	Mar	Jun	Jun	Jun
		2021	2021	2021	2022	2022	2022	2021

Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	63,393	66,581	58,179	58,118	64,026	246,904	219,642
Concentrator throughput (100%)	(kt)	13,466	13,219	13,011	13,135	13,131	52,496	53,402
Average head grades
- Copper	(%)	0.93%	0.97%	1.00%	0.94%	1.02%	0.98%	0.95%
- Zinc	(%)	1.24%	1.16%	1.11%	1.13%	1.05%	1.11%	1.25%

Production
Payable copper	(kt)	36.1	35.8	38.4	36.1	39.6	149.9	144.0
Payable zinc	(t)	35,483	33,289	29,603	32,732	27,576	123,200	145,089
Payable silver	(troy koz)	1,409	1,367	1,308	1,191	1,212	5,078	5,965
Payable lead	(t)	381	378	277	282	181	1,118	2,532
Payable molybdenum	(t)	111	142	217	190	249	798	863

Sales
Payable copper	(kt)	37.3	32.7	41.9	32.9	40.7	148.2	143.5
Payable zinc	(t)	32,044	32,635	32,513	29,920	30,847	125,915	144,063
Payable silver	(troy koz)	1,540	1,103	1,405	1,078	1,230	4,816	5,920
Payable lead	(t)	556	232	344	269	363	1,208	2,938
Payable molybdenum	(t)	268	86	170	199	205	660	1,204

Olympic Dam, Australia
Material mined [1]	(kt)	2,143	1,935	1,998	2,424	2,477	8,834	8,704
Ore milled	(kt)	2,429	2,024	1,105	2,122	2,436	7,687	9,487
Average copper grade	(%)	1.95%	2.03%	2.17%	2.21%	2.15%	2.14%	2.00%
Average uranium grade	(kg/t)	0.56	0.55	0.55	0.62	0.56	0.57	0.57

Production
Copper cathode (ER and EW)	(kt)	50.8	29.5	14.2	39.0	55.7	138.4	205.3
Payable uranium	(t)	614	531	287	781	776	2,375	3,267
Refined gold	(troy oz)	48,478	26,277	37,805	29,355	26,080	119,517	145,998
Refined silver	(troy koz)	185	191	258	149	145	743	810

Sales
Copper cathode (ER and EW)	(kt)	52.7	29.1	17.9	36.3	55.8	139.1	204.4
Payable uranium	(t)	1,179	536	541	236	1,031	2,344	3,816
Refined gold	(troy oz)	47,300	24,654	38,768	30,935	24,622	118,979	143,596
Refined silver	(troy koz)	245	126	290	182	87	685	874

1	Material mined refers to underground ore mined, subsequently hoisted or trucked to surface.

BHP Operational Review for the year ended 30 June 2022	14

Production and sales report

		Quarter ended					Year to date
		Jun	Sep	Dec	Mar	Jun	Jun	Jun
		2021	2021	2021	2022	2022	2022	2021
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.
Western Australia Iron Ore, Australia
Production
Newman	(kt)	14,560	16,461	14,577	11,940	14,063	57,041	63,221
Area C Joint Venture	(kt)	15,920	18,947	22,911	24,888	27,685	94,431	52,386
Yandi Joint Venture	(kt)	18,405	11,834	12,261	8,418	6,409	38,922	68,596
Jimblebar [1]	(kt)	15,337	15,009	15,324	13,444	15,005	58,782	67,393

Total production	(kt)	64,222	62,251	65,073	58,690	63,162	249,176	251,596

Total production (100%)	(kt)	72,848	70,587	73,852	66,674	71,660	282,773	284,102

Sales
Lump	(kt)	16,410	17,546	17,827	16,966	20,006	72,345	65,762
Fines	(kt)	48,837	45,039	46,809	42,187	44,308	178,343	186,290

Total	(kt)	65,247	62,585	64,636	59,153	64,314	250,688	252,052

Total sales (100%)	(kt)	73,712	70,815	73,222	67,110	72,796	283,943	283,871

1	Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil
Production	(kt)	1,023	1,048	1,029	994	1,000	4,071	1,938
Sales	(kt)	1,052	1,111	950	943	991	3,995	1,698

BHP Operational Review for the year ended 30 June 2022	15

Production and sales report

			Quarter ended					Year to date
			Jun	Sep	Dec	Mar	Jun	Jun	Jun
			2021	2021	2021	2022	2022	2022	2021
Coal
Coal production is reported on the basis of saleable product.
BHP Mitsubishi Alliance (BMA), Australia
Production [1]
Blackwater	(kt	)	1,887	1,403	1,202	1,478	1,751	5,834	6,224
Goonyella	(kt	)	2,752	1,798	1,797	2,336	2,429	8,360	9,448
Peak Downs	(kt	)	1,597	1,223	960	1,395	1,366	4,944	5,892
Saraji	(kt	)	1,391	999	1,081	1,366	1,168	4,614	4,489
Daunia	(kt	)	478	377	304	338	472	1,491	1,928
Caval Ridge	(kt	)	1,148	915	956	1,031	997	3,899	3,903

Total production	(kt	)	9,253	6,715	6,300	7,944	8,183	29,142	31,884

Total production (100%)	(kt	)	18,506	13,430	12,600	15,888	16,366	58,284	63,768

Sales
Coking coal	(kt	)	7,801	5,415	4,875	6,334	6,734	23,358	27,271
Weak coking coal	(kt	)	1,069	734	754	805	1,118	3,411	4,020
Thermal coal	(kt	)	400	576	455	484	765	2,280	667

Total sales	(kt	)	9,270	6,725	6,084	7,623	8,617	29,049	31,958

Total sales (100%)	(kt	)	18,540	13,450	12,168	15,246	17,234	58,098	63,916

1	Production figures include some thermal coal.

BHP Mitsui Coal (BMC), Australia 1 2
Production
South Walker Creek	(kt	)	1,500	1,462	1,535	1,530	414	4,941	4,887
Poitrel	(kt	)	1,070	673	983	1,088	237	2,981	3,854

Total BHP Mitsui Coal	(kt	)	2,570	2,135	2,518	2,618	651	7,922	8,741

Sales
Coking coal	(kt	)	535	313	458	576	146	1,493	2,167
Weak coking coal	(kt	)	2,027	1,788	1,812	2,013	667	6,280	6,494

Total BHP Mitsui Coal	(kt	)	2,562	2,101	2,270	2,589	813	7,773	8,661

1	Shown on a 100% basis. BHP interest in saleable production is 80%.
2	BHP completed the sale of its 80 per cent interest in BHP Mitsui Coal (BMC) on 3 May 2022. Production reported until 30 April 2022.

NSW Energy Coal, Australia
Production	(kt	)	4,492	4,238	2,967	2,577	3,919	13,701	14,326
Sales thermal coal - export	(kt	)	4,691	3,780	3,718	2,703	3,923	14,124	14,626
Cerrejón, Colombia [1]
Production	(kt	)	1,784	2,060	2,176	—	—	4,236	4,964
Sales thermal coal - export	(kt	)	1,619	2,180	2,012	—	—	4,192	4,729

1	BHP completed the sale of its 33.3 per cent interest in Cerrejón on 11 January 2022. Production reported until 31 December 2021.

BHP Operational Review for the year ended 30 June 2022	16

Production and sales report

			Quarter ended					Year to date
			Jun	Sep	Dec	Mar	Jun	Jun	Jun
			2021	2021	2021	2022	2022	2022	2021
Other
Nickel production is reported on the basis of saleable product
Nickel West, Australia
Mt Keith
Nickel concentrate	(kt	)	50.4	53.7	47.0	47.1	48.0	195.8	224.6
Average nickel grade	(	%)	13.3	14.6	13.2	14.4	16.1	14.6	14.4
Leinster
Nickel concentrate	(kt	)	71.4	73.8	77.4	78.0	76.0	305.2	281.9
Average nickel grade	(	%)	10.5	8.9	9.1	8.9	10.3	9.3	9.8
Saleable production
Refined nickel [1]	(kt	)	17.1	14.4	18.2	13.3	11.7	57.6	70.0
Nickel sulphate [2]	(kt	)	—	—	0.4	0.7	0.5	1.6	—
Intermediates and nickel by-products [3]	(kt	)	5.3	3.4	2.9	4.7	6.6	17.6	19.0

Total nickel	(kt	)	22.4	17.8	21.5	18.7	18.8	76.8	89.0

Cobalt by-products	(t	)	241	177	220	125	110	632	988
Sales
Refined nickel [1]	(kt	)	17.8	13.8	16.9	15.3	11.7	57.7	70.8
Nickel sulphate [2]	(kt	)	—	—	0.1	0.7	0.5	1.3	—
Intermediates and nickel by-products [3]	(kt	)	4.0	3.9	3.1	2.7	6.4	16.1	17.1

Total nickel	(kt	)	21.8	17.7	20.1	18.7	18.6	75.1	87.9

Cobalt by-products	(t	)	241	177	220	125	110	632	989

1	High quality refined nickel metal, including briquettes and powder.
2	Nickel sulphate crystals produced from nickel powder.
3	Nickel contained in matte and by-product streams.

BHP Operational Review for the year ended 30 June 2022	17

Production and sales report

		Quarter ended					Year to date
		Jun	Sep	Dec	Mar	Jun	Jun	Jun
		2021	2021	2021	2022	2022	2022	2021
Discontinued operations
Petroleum 1 2
Bass Strait
Crude oil and condensate	(Mboe)	1,205	1,201	971	895	699	3,766	4,372
NGL	(Mboe)	1,563	1,655	1,140	1,149	1,115	5,059	5,315
Natural gas	(bcf)	32.8	35.8	25.8	22.4	24.1	108.1	113.0

Total petroleum products	(Mboe)	8,235	8,823	6,411	5,777	5,831	26,842	28,520

North West Shelf
Crude oil and condensate	(Mboe)	933	973	1,027	1,016	651	3,667	4,511
NGL	(Mboe)	177	148	180	185	128	641	692
Natural gas	(bcf)	26.5	24.3	25.8	26.4	17.4	93.9	117.6

Total petroleum products	(Mboe)	5,527	5,171	5,507	5,601	3,679	19,958	24,803

Pyrenees
Crude oil and condensate	(Mboe)	690	710	723	684	454	2,571	3,032

Total petroleum products	(Mboe)	690	710	723	684	454	2,571	3,032

Macedon
Crude oil and condensate	(Mboe)	—	1	1	—	—	2	3
Natural gas	(bcf)	12.6	12.7	12.6	12.5	8.4	46.2	50.3

Total petroleum products	(Mboe)	2,100	2,118	2,101	2,083	1,400	7,702	8,387

Atlantis [3]
Crude oil and condensate	(Mboe)	3,117	3,171	3,222	2,692	1,944	11,029	10,513
NGL	(Mboe)	218	222	186	171	119	698	690
Natural gas	(bcf)	1.6	1.7	1.5	1.3	0.9	5.4	5.3

Total petroleum products	(Mboe)	3,602	3,676	3,658	3,080	2,213	12,627	12,086

Mad Dog [3]
Crude oil and condensate	(Mboe)	1,099	1,155	1,137	964	659	3,915	4,449
NGL	(Mboe)	77	46	56	35	26	163	220
Natural gas	(bcf)	0.2	0.2	0.1	0.1	0.1	0.5	0.7

Total petroleum products	(Mboe)	1,209	1,234	1,210	1,016	702	4,162	4,785

Shenzi [3]
Crude oil and condensate	(Mboe)	2,023	2,016	2,335	2,378	910	7,639	7,510
NGL	(Mboe)	87	102	134	114	41	391	375
Natural gas	(bcf)	0.1	0.4	0.4	0.4	0.1	1.3	1.1

Total petroleum products	(Mboe)	2,127	2,185	2,536	2,559	968	8,248	8,069

Trinidad/Tobago
Crude oil and condensate	(Mboe)	236	491	396	288	257	1,432	573
Natural gas	(bcf)	14.7	13.3	13.9	12.7	7.8	47.7	52.4

Total petroleum products	(Mboe)	2,686	2,708	2,713	2,405	1,557	9,383	9,306

Other Americas 3 4
Crude oil and condensate	(Mboe)	104	83	81	91	54	309	693
NGL	(Mboe)	8	3	—	6	—	9	21
Natural gas	(bcf)	0.1	—	—	0.1	—	0.1	0.2

Total petroleum products	(Mboe)	129	86	81	114	54	335	748

Algeria [5]
Crude oil and condensate	(Mboe)	668	774	756	699	—	2,229	3,073

Total petroleum products	(Mboe)	668	774	756	699	—	2,229	3,073

BHP Operational Review for the year ended 30 June 2022	18

Production and sales report

		Quarter ended					Year to date
		Jun	Sep	Dec	Mar	Jun	Jun	Jun
		2021	2021	2021	2022	2022	2022	2021
Discontinued operations (continued)
Petroleum [1]
Total production
Crude oil and condensate	(Mboe)	10,075	10,575	10,649	9,707	5,628	36,559	38,729
NGL	(Mboe)	2,130	2,176	1,696	1,660	1,429	6,961	7,313
Natural gas	(bcf)	88.6	88.4	80.1	75.9	58.8	303.2	340.6

Total	(Mboe)	26,972	27,484	25,695	24,017	16,857	94,053	102,809

1	The merger of BHP’s oil and gas portfolio with Woodside was completed on 1 June 2022. Production reported until 31 May 2022.
2	Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe. Negative production figures represent finalisation adjustments.
3	Gulf of Mexico volumes are net of royalties.
4	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
5	The divestment of our interest in the ROD Integrated Development in Algeria was completed in April 2022.

BHP Operational Review for the year ended 30 June 2022	19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited
Date: July 19, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary